File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑ Form 40-F  ☐.

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐ No  ☑.

[If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                         .]

(This Form 6-K has 8 pages, Exhibit index is on page 2)

EXHIBIT INDEX

Exhibit Title	Page

A. Macronix Monthly Sales Report - October 2002	3

B. Regulated Announcement for the month of October and November 2002	4-5

C. Press release for the month of November 2002	6-7

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2002.

1)      Sales volume (NT$:Thousand)

Time	Item	2002	2001	Changes	(%)
October	Invoice amount	1,994,815	1,968,080	-26,735	-1.36%
Jan. through October	Invoice amount	14,866,439	19,306,134	-4,439,695	-23.00%
October	Net Sales	1,970,945	1,908,073	62,872	-3.30%
Jan. through October	Net Sales	13,373,050	18,944,350	-5,571,300	-29.41%

2)      Funds lent to other parties (NT$:Thousand)

	Bal. As of October end	Bal. As of September end	Limit of lending
MXIC	0	0	7,382,554
MXIC’s subsidiaries	1,112,320	1,112,320	7,382,554

3)      Endorsements and guarantees (NT$:Thousand)

	Limit of endorsement	October	Bal. As of period end
MXIC	14,765,108	0	3,733,224
MXIC’s subsidiaries	3,066,660	0	0
MXIC endorses for subsidiaries		0	3,733,224
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

4)      Financial derivatives transactions (NT$:Million)
4-1 Hedging purpose

For assets / liabilities denominated in foreign currencies		For the position of floating rate liabilities
Underlying assets / liabilities	1,288	Underlying assets liabilities	0
Financial instruments	2,3,4,5	Financial instruments	5
Realized profit (loss)	-3	Realized profit (loss)	0
Financial instruments:1. Future 2. Option 3. Forward contracts 4. Interest rate swap 5. Others

4-2 Trading purpose: None.

MACRONIX INTERNATIONAL CO., LTD.
For the month of October 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Macronix International Co., Ltd. (The Company: “MXIC’)(NASDAQ:MXICY); 2) outstanding units and shares of ADR ;3) outstanding amount of Convertible Bonds by MXIC for the month of October 2002.

1)	The trading of directors, supervisors, executive officers and 10% shareholders:None

2)	Outstanding units and shares of ADR:

Outstanding of units on September 30, 2002	Outstanding of shares on September 30, 2002	Outstanding of units on October 31, 2002	Outstanding of shares on October 31, 2002
1,501,626.3	15,016,263	1,626,926.3	16,269,263

3)	Outstanding amount of Convertible Bonds

Convertible Bonds	Conversion Price		Outstanding Amounts on October 31, 2002
0% Convertible Bonds Due 2003	NT$	23.4226	US$	80,000,000
1% Convertible Bonds Due 2005	NT$	41.3505	US$	101,097,000
0.5% Convertible Bonds Due 2007	NT$	28.4727	US$	169,224,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2002

This is to report 1) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 5% shareholders of MXIC 2) the acquisition of assets by MXIC and 3) the disposition of assets by MXIC for the month of November 2002.

1)	The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of common shares pledged as of November 30, 2002	Date of pledged	Accumulated number of pledged common shares
Executive Director and President	Miin Wu	3,280,000	2002/11/05	11,520,000

2)	The acquisition of assets:

2-1 Bond
Date	Description of assets	Trade Quantity (Denomination)	Purchase Price (Per denomination)	Trade Amount
2002/11/1	1% Convertible Bonds Due 2005	5,000	US$1,215.139	US$6,075,694.44
2002/11/8	1% Convertible Bonds Due 2005	6,000	US$1,215.833	US$7,295,000.00
2002/11/12	1% Convertible Bonds Due 2005	10,000	US$1,219.167	US$12,191,666.67

3)	The disposition of assets:None.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/11/6

Macronix announced the October sales revenue NT$1.97billion, reached a new high record in 2002

Macronix International Co. Ltd. (NASDAQ:MXICY) today (11/6) announced the October unaudit financial result, the Net Sales is NT$1,970.9 million, which sales revenue grew 12.4% to compare with September. The sales accumulation was NT$13,373 million from January to October of 2002.

MACRONIX INTERNATIONAL CO., LTD.

Press Release
2002/11/27

Macronix and Mitsubishi Sign of High Density Flash Memory
Joint Development and Manufacturing Memorandum

Macronix International Co. (Nasdaq: MXICY), a company located in Science Based Industrial Park in Hsinchu, Taiwan, today (11/27) announced the signing of an important Memorandum Of Understanding (MOU) with Mitsubishi Electric Co. in the business cooperation of including 0.15um DINOR Flash technology development, joint design of product and wafer manufacturing. The technology has been successfully established in Macronix 8” Fab2, and Macronix has commenced production in November this year. The key Flash products will be high density Flash memory in 128 Mbit and 64 Mbit for next generation mobile phone application. This business is expected to have significant contribution to both companies in the next few years.

Macronix has produced 4Mbit low power SRAM and 32Mbit DINOR Flash as wafer manufacturing service for Mitsubishi Electronic since forth quarter of 1999. With the signing of the new MOU, both companies will move into higher level of technology/manufacturing partnership.

Macronix is one of leading Non-Volatile Memory (NVM) company to provide (1) PACAND Flash for Mobile phone and Personal digital portable devices, (2) DINOR Flash to Mitsubishi in MCP (Multi-Chip-Package) solution to i-mode and 3G application and (3) Nbit Flash for low bit cost in high density Flash for either code or data storage. These technologies will serve as a powerful platform to enable Macronix into SOC (System-On-Chip) for the integration of the high density memory and logic products. Through the strategic partnership with major world-class companies like Mitsubishi Electric, Macronix hopes to provide most efficient integrated solution/service to our customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: December 2, 2002	By:	/s/ Paul Yeh
Name: Paul Yeh

Title: Associate Vice President of Finance Center